Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

AerVenture to Lease Six New Airbus A320 to TAP Portugal

Amsterdam, The Netherlands; January 8, 2008 - AerCap Holdings N.V. (“AerCap,” NYSE: AER) today announced that AerVenture Limited, a joint venture company owned by AerCap, LoadAir and Al Fawares, has signed agreements to lease six new Airbus A320-200 aircraft to the Portuguese national airline Transportes Aéreos Portugueses (“TAP”) for a period of eight years. The aircraft are powered by CFM56 engines and are scheduled to be delivered in 2009.

The six new A320s will be leased to TAP under an operating lease agreement and are part of the order for 70 A320 family aircraft that the joint venture company placed in December 2005.

José Viegas, Fleet Management Director of TAP said: “These additional A320s are a natural choice to meet TAP’s expansion and replacement plans. They perfectly fit our existing single aisle fleet and they have excellent records in terms of economics and efficiency, offering the best possible comfort for the passengers.”

Soeren Ferré, AerCap’s Head of Aircraft Marketing for Europe, Middle East, Africa and Asia Pacific, commented on the transaction: “We are delighted to strengthen our relationship with TAP. TAP is one of 15 airline clients we have added to our broad customer base since the end of 2006, thereby further diversifying our client portfolio which includes national flag carriers like TAP, low-cost operators, charter operators, niche-carriers and cargo operators worldwide.

The long term of the lease agreements with TAP is strong evidence of the robust aviation lease market in the current environment.”

About AerCap

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft and engine maintenance, repair and overhaul services and aircraft disassemblies. AerCap has a fleet of 325 aircraft and 65 commercial engines that were either owned, on order, under contract or letter of intent, or managed. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China and the United Kingdom.

About LoadAir and Al Fawares

AerCap’s Kuwaiti partners in AerVenture are LoadAir, a company active in air cargo operations as well as aviation-related investment activities and Al Fawares, an investment company with a global portfolio of businesses encompassing media, telecommunications, real estate and banking in addition to aviation.

About TAP Portugal

TAP is the premier Portuguese airline, in operation for over 62 years and a member of Star Alliance since March 2005. Its hub in Lisbon is a key European gateway at the crossroads of Africa, North & South America, where TAP stands out as the leading carrier in operation to Brazil. TAP currently serves 57 destinations, throughout 25 countries worldwide and operates over 1,600 weekly flights on average with a modern fleet of 52 Airbus aircraft and an additional 16 aircraft operated by PGA Portugalia Airlines, which TAP acquired in 2007.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media:	For Investors:
Frauke Oberdieck, AerCap	Peter Wortel, AerCap
Tel.+31 20 655 9616	Tel.+31 20 655 9658
foberdieck@aercap.com	pwortel@aercap.com